Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd.

Date: December 19, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Agenda

Agenda	For	Against	Abstain
1. To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.			
2a. To re-appoint Mr. Chen Katz as Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier.	☐	☐	☐
2b. To appoint Mr. Avi Rubinstein as Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier.	☐	☐	☐
3. To change the Company's name as specified in the Proxy Statement and to amend and restate the Company's Amended Articles of Association to reflect the same.	☐	☐	☐
4. To approve an increase of the maximum annual bonus to the Company's chief executive officer. Mr. Shachar Daniel, for the year 2022, as set forth in the Proxy Statement.	☐	☐	☐

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

***If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.**

	Yes	No
YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.	☐	☐

	For	Against	Abstain
5. To approve an increase of the per-meeting fee and annual fee to which each of the Company's Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.	☐	☐	☐
6. To grant Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein, options to purchase Ordinary Shares of the Company, as set forth in the Proxy Statement.	☐	☐	☐
7. To grant Mr. Chen Katz options to purchase Company's Ordinary Shares, as set forth in the Proxy Statement.	☐	☐	☐
8. To grant Mr. Shachar Daniel options to purchase Company's Ordinary Shares as set forth in the Proxy Statement.	☐	☐	☐

8a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?*

***If you do not indicate a response YES for this item 8a, your shares will not be voted for Proposal No. 8.**

	Yes	No
YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here | Please Date Above

Please Sign Here | Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd. to be Held on December 19, 2022 for Holders as of November 21, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on December 14, 2022

For additional information, please visit:
https://safetgroup.com/general-meetings/

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Safe-T Group Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 14, 2022)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 21, 2022**, at the **Annual and Extraordinary General Meeting of Shareholders** of the Company, to be held on **December 19, 2022** at **3:00 p.m. (Israel time)**, at the Company's offices, at 8 Abba Eban Blvd., Herzliya, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.**

The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903